Exhibit 99.4

SUPREME — WABASH ANNOUNCEMENT

Supplier Talking Points

•                  A press release was issued on August 8th announcing that Supreme Industries has agreed to be acquired by Wabash National Corporation. You may find on both Supreme & Wabash websites.

•                  Management believes the combination with Wabash will enhance our ability to provide optimized solutions to our customers and channel partners.

•                  The Supreme management team remains in place so your business contact points within Supreme have not changed.

•                  We anticipate the transaction will close by the fourth quarter of 2017 and in the interim it will simply be business as usual.

•                  If you have concerns about how this may impact our relationship, don’t hesitate to contact Bob Babcock, Director of Strategic Sourcing or Mike Oium, Vice President of Operations at Supreme.

Mike Oium

Vice President of Operations